EXHIBIT 18.01

April 21, 2003

Flextronics International Ltd.
36 Robinson Road, #18-01
City House
Singapore 06887

Dear Sirs/Madams:

We have audited the consolidated balance sheet of Flextronics International Ltd. and Subsidiaries (the “Company”) as of March 31, 2003, and the related consolidated statements of operations, comprehensive income (loss), shareholders’ equity, and cash flows for the year then ended, included in your Annual Report on Form 10-K as of March 31, 2003 to the Securities and Exchange Commission and have issued our report thereon dated April 21, 2003 (May 5, 2003 as to Note 13), which expresses an unqualified opinion. Note 2 to such consolidated financial statements contains a description of your adoption during the year ended March 31, 2003 of the change in the date of the Company’s annual impairment test for goodwill. In our judgment, such change is to an alternative accounting principle that is preferable under the circumstances.

Yours truly,

/s/ DELOITTE & TOUCHE LLP